

June 5, 2015

Bill Belitsky, Esq.
Paul Hastings LLP
75 East 55th Street
New York, New York 10022

Re: Morgan Stanley Global Investment Solutions - Uncommon Value Trust, 2015 Series and Uncommon Values Growth & Income Series, 2015; File No. 333-203989

Dear Mr. Belitsky:

On May 8, 2015, you filed a registration statement on Form S-6 (the "Registration Statement") for Morgan Stanley Global Investment Solutions – Uncommon Value Trust, 2015 Series and Uncommon Values Growth & Income Series, 2015 (the "Funds"). We have reviewed the Registration Statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

GENERAL

1. In the cover letter for the filing, you indicate that the Registration Statement will become effective immediately, pursuant to Rule 487 of the Securities Act of 1933, upon filing of an appropriate amendment. Eligibility to use Rule 487 requires, among other things, a representation that the registration statement does not contain disclosures that differ materially from previous series identified by registrant. See Rule 487(b)(6). In your response, please identify the registration statement(s) for the series on which the registrant intends to rely for Rule 487 purposes. To the extent such Rule 487(b)(6) representation would indicate reliance on the registration statement(s) for one or more series of another trust, please explain why reliance for the purposes of Rule 487 would be permissible. Please direct the Staff to any precedent.

2. Information about the two Funds in the Registration Statement should not be presented on a combined basis. The following sections of the Registration Statement should be presented separately for each Fund: "Investment Summary," "Fee Table," "Summary of Essential Information," "Description of the Trusts – Objective of the Trusts" and "Risk Factors".

PROSPECTUS

Investment Objectives

Page 2

3.   The disclosure indicates the Funds will have diverse portfolios. To the extent that either Fund is classified as "non-diversified" as the term is defined in Section 5(b)(2) of the Investment Company Act of 1940, please use alternate language to avoid confusion. Please make this change throughout the Registration Statement.

Investment Summary – Investment Concept and Selection Process

Page 2

4.   The disclosure states that the two Funds will consist of "high quality" stocks with market capitalization exceeding $1 billion. Please explain what constitutes "high quality" stocks.

5.   Please revise the section to discuss investments in real estate investment trusts, to the extent such investments are intended to be principal investments of the Funds. If applicable, please highlight risks associated with such investment products in the "Investment Summary – Principal Risk Factors" section.

Principal Risk Factors

Page 2

6.   The disclosure indicates that the Funds may be concentrated in one or more sectors. If so, please specify the applicable sectors and disclose the risks associated with investing in such sector(s).   Please revise the "Investment Summary" section to reflect the concentration of investment, if applicable.

7.   While the two Funds have similar investment profiles, they are not identical. Please highlight any risks that are specifically applicable to the portfolio of the applicable Fund.

Fee Table

Pages 4 and 5

8.   Please ensure that all footnotes to the Fee Table are presented together (i.e. on the same side of the page).

GENERAL COMMENTS

9.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

10. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

11. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Funds and the sponsor are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Funds requests acceleration of the effective date of the pending Registration Statement, they should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6908.

Sincerely,

/s/ Asen Parachkevov

Asen Parachkevov
Attorney Adviser